# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Alternative Credit and Income Fund, CIK 0001937073
CUSIP: 12811A309
Title of class of securities: Class I
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-086176
Filed by CIK 0001455258

## Reporting persons
- Calamos Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 10,490,002; shared voting power 0; sole dispositive power 10,490,002; shared dispositive power 0; aggregate amount beneficially owned 10,490,002 (10.4% of the class)

## Item 1. Issuer
Name of issuer: Calamos Aksia Alternative Credit and Income Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL 60563

## Item 2. Person Filing
Name of person filing: Calamos Wealth Management LLC
Address of principal business office or, if none, residence: 2020 Calamos Ct, Naperville, IL 60563
Citizenship: Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 10,490,002
Percent of class: 10.4%
Sole power to vote or to direct the vote: 10,490,002
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,490,002
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Calamos Wealth Management LLC's adviser clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities reported upon this Schedule. None of Calamos Wealth Management LLC's clients have an economic interest in more than 5% of the subject securities reported upon this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Calamos Wealth Management LLC: /s/ Erik D. Ojala, Erik D. Ojala, Senior Vice President, Secretary (04/04/2026)